Exhibit 10.10

August 12, 2019

Dear Sadik,

On behalf of Vor Biopharma Inc. (“VOR” or the “Company”), we are thrilled to offer you the following:

1.

You will be employed to serve on a full-time basis as Chief Technology Officer of the Company commencing on September 30, 2019 or another date mutually agreed by you and the Company (the actual date you commence employment, the “Start Date”). As Chief Technology Officer, you will be responsible for undertaking such duties and responsibilities inherent in the position or otherwise assigned by the Chief Executive Officer of the Company and will report directly to the Chief Executive Officer of the Company. Your primary place of employment will be at the Company’s offices in Boston, Massachusetts, subject to such travel as may be necessary to fulfill your responsibilities.

2.

Your base salary will be at the annualized rate of $340,000, less all applicable taxes and withholdings, to be paid in accordance with VOR’s regular payroll practices (currently bi-monthly pay periods) and prorated for any partial period of service. Your base salary shall be subject to annual review and adjustment as approved by the Board of Directors of the Company (the “Board”).

3.

To offset the costs of your obligation, arising from your termination from your prior employer (the “Prior Employer”) and commencement of employment with the Company, to repay to the Prior Employer a signing bonus and other incurred costs that were previously paid to you by the Prior Employer (the “Prior Employer Signing Bonus”), provided that you attempt in good faith to negotiate with the Prior Employer to minimize the amount of any such repayment obligation and subject in all events to your commencing employment with the Company, the Company will pay you a one-time signing bonus (the “Signing Bonus”) in an amount equal to the lesser of (a) the amount of the Prior Employer Signing Bonus you are required (after negotiating in good faith) to repay to the Prior Employer and (b) $160,000. You hereby direct the Company to pay the Signing Bonus to the Prior Employer on your behalf. Payment of the Signing Bonus will made as soon as reasonably practicable following the Start

Date, but not more than 30 days thereafter, and will be conditioned upon your promptly providing documentation reasonably requested by the Company to substantiate the amount of the Prior Employer Signing Bonus you are required to repay. The Company will also pay to you an additional payment in an amount sufficient to cover all income and employment taxes incurred by you as a result of the payment of the Signing Bonus or the additional payment described in this sentence (the “Gross-Up Payment” and, together with the Signing Bonus, the “Total Payment”). Payment of the Gross-Up Payment will made as soon as reasonably practicable following the date you incur the relevant taxes, but not later than the year following the year in which such taxes are incurred, and will be conditioned on your promptly providing documentation reasonably requested by the Company to substantiate the amount of any such taxes incurred. Notwithstanding the payment of the Signing Bonus to the Prior Employer, should your employment with the Company cease due to your resignation other than for Good Reason or due to your termination for Cause (as such terms are defined in Exhibit A hereto), in either case, (i) prior to the first anniversary of the Start Date, 100% of the gross amount of the Total Payment must be repaid by you to the Company within 10 days following your employment termination date or (ii) on or following the first anniversary of the Start Date and prior to the second anniversary of the Start Date, 50% of the gross amount of the Total Payment must be repaid by you to the Company within 10 days following your employment termination date. The Company will be entitled (but not required) to deduct the amount of any such repayment obligations from any amounts otherwise payable to you by the Company or any of its affiliates.

4.

In addition, you will be eligible to receive a cash retention bonus in an aggregate amount equal to $150,000 (the “Retention Bonus”). One-third of the Retention Bonus will be payable to you on the Company’s first ordinary payroll payday that occurs after each of the first three anniversaries of the Start Date, subject to your continued employment with the Company on each applicable anniversary.

5.

During your employment, you will be eligible to receive an annual performance bonus beginning for calendar year 2019. The Company will initially target the bonus at thirty percent (30%) of your annual salary rate. The actual bonus payable is discretionary and will be subject to the Company’s assessment of your performance, as well as business conditions at the Company. Any bonus may be prorated to reflect a partial calendar year of your service and will be subject to approval by and adjustment at the discretion of the Board and the terms of any applicable bonus plan. Annual performance bonuses, if any, are typically paid between January 1st and March 15th of the calendar year following the calendar year for which they were earned and are subject in all events to continued employment through the payment date. The Company expects to review your job performance on an annual basis and will discuss with you the criteria which the Company will use to assess your performance for bonus purposes.

6.

Subject to the approval of the Board, you will be granted an option to purchase 1,048,253 shares of the Company’s common stock (the “Initial Option”), which is intended to represent approximately 1% of the capitalization of the Company on the date hereof, on an as-converted, fully-diluted basis. In addition, subject to the approval of the Board and your continued employment through the grant date, following the Milestone Closing (as defined in that certain Series A-2 Preferred Stock Purchase Agreement by and among the Company and the other parties thereto dated as of February 12, 2019, as the same may be amended and/or restated), you will be granted an additional option to purchase 553,303 shares of the Company’s common stock, which, together with the Initial Option, is intended to represent approximately 1% of the capitalization of the Company, on an as-converted, fully-diluted basis, following the Milestone Closing (together with the Initial Option, the “Options”). The Options will be granted pursuant to the Company’s 2015 Stock Incentive Plan or a successor equity plan (in either case, the “Plan”) and will be subject to the terms of the Plan and the applicable stock option agreements, which you will be required to sign. Each Option shall vest as to 25% of the shares subject to the Option on the first anniversary of the Start Date and as to the remaining 75% of the shares subject to the Option in thirty-six (36) equal installments monthly thereafter, subject to your continued service on each applicable vesting date. The exercise price per share of each Option will be equal to the fair market value per share of the Company’s common stock on the date the Option is granted, as determined by the Board. Each Option shall be intended to qualify as an “incentive stock option” as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), to the maximum extent permitted by law.

7.

In the event your employment is terminated for any reason, the Company shall pay to you the amount of any base salary earned, but not yet paid to you, prior to the date of such termination, and shall reimburse you for any expenses incurred by you through the date of termination, in accordance with paragraph 10 below. Further, in the event your employment is terminated either by the Company without Cause or due to your resignation for Good Reason, then subject to: (i) your execution and delivery of a general release of claims against the Company and its affiliates in a form acceptable to the Company (a “Release”) that becomes effective and irrevocable within sixty (60) days following such termination of employment, (ii) your continued compliance with your Employee Proprietary Information and Inventions Assignment Agreement, (iii) your resignation from all positions and appointments with the Company and (iv) your return of all Company property, then you will be entitled to the following: (x) continued payment of your base salary at the rate in effect immediately prior to your date of termination during the period of time commencing on the termination date and ending on the first anniversary thereof (the “Severance Period”), payable in substantially equal installments in accordance with the Company’s standard payroll policies; and (y) if you timely elect to receive continued healthcare coverage pursuant to the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company shall directly pay, or reimburse you for, the premium for you and your covered dependents through the earlier of (A) the end of the Severance Period and

(B) the date you and your covered dependents, if any, become eligible for healthcare coverage under another employer’s plan(s) (and you agree to promptly notify the Company of such eligibility), provided that if the Company determines that it cannot provide the foregoing benefit without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act) or incurring an excise tax, then, in lieu of the foregoing benefit, a taxable amount equal to each remaining Company subsidy payment will thereafter be paid to you in substantially equal monthly installments. Notwithstanding the foregoing, any payments payable to you hereunder prior to the Release becoming effective shall be made to you on the first regular payroll date occurring immediately after the Release becomes effective, provided that if the period during which you may deliver the Release begins in one year and ends in another, any such payments will in all events be made in the second year. The Release will include non-competition provisions that last for a period of 12 months following your termination of employment (and may be extended in the event of a breach of such provisions) and are substantially similar to the non-competition provisions set forth in your Employee Proprietary Information and Inventions Assignment Agreement (excluding any requirement to pay consideration set forth in such agreement).

8.

While you are employed by VOR, you, and to the extent permitted thereby, your spouse and dependents, will be entitled to participate in such employee benefit plans generally made available to executive officers of the Company, subject to their terms and conditions.

9.	You will be entitled to paid vacation in accordance with the Company’s paid time off policies as in effect from time to time, to be taken at such times as may be approved in advance by VOR.

10.

The Company shall reimburse you for all reasonable out-of-pocket expenses you incur during your employment in connection with the performance of your duties and obligations under this offer letter, according to the Company’s expense account and reimbursement policies in effect from time to time.

11.

The Company requires that, as a full-time employee, you devote your full business time, attention, skill and efforts to the tasks and duties of your position as assigned by the Chief Executive Officer of the Company. The Company authorizes you to serve as a consultant for 5AM, RA Capital, and their affiliate companies. In the event that the consulting activities detract from your primary duties as CTO, The Company reserves the right to terminate this consultation authorization.

12.	You agree to abide by the rules, regulations, instructions, personnel practices and policies of VOR and any changes therein which may be adopted from time to time.

13.

All payments hereunder will be subject to any required withholding of federal, state and local taxes pursuant to any applicable law or regulation, and the Company and its affiliates shall be entitled to withhold any and all such taxes from amounts payable hereunder.

14.

As a condition of employment, you will be required to execute and deliver to the Company on or before the Start Date the Employee Proprietary Information and Inventions Assignment Agreement attached hereto as Exhibit B.

15.

You represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from entering into employment with VOR or carrying out your responsibilities at VOR, or which is in any way inconsistent with any of the terms of this offer letter. You represent that you have provided to VOR a copy of any confidentiality, non-competition, non-solicitation or any other restrictive covenants under which you may continue to have obligations during your employment with VOR.

16.

Your employment is conditioned on providing, and you agree to provide to VOR, within three (3) days of your date of hire, documentation proving your eligibility to work in the United States, as required by the Immigration Reform and Control Act of 1986. You may need a work visa in order to be eligible to work in the United States. If that is the case, your employment with VOR will be conditioned upon your obtaining a work visa in a timely manner as determined by VOR.

17.

Your employment by VOR shall be “at will.” This means that both VOR and you remain free to end the employment relationship for any reason, at any time, with or without Cause or notice. This letter is not to be construed as an agreement, either express or implied, to employ you for any guaranteed period of time, and shall in no way alter VOR’s policy of employment at-will. Similarly, nothing in this letter shall be construed as an agreement, either express or implied, to pay you any compensation or grant you any benefit beyond the end of your employment with VOR.

18.

The terms of this letter shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts (without reference to conflict of laws principles that would result in the application of the laws of another state). Any action, suit or other legal proceeding arising under or relating to any provision of this letter shall be commenced only in a state or federal court located in Massachusetts, and you consent to the jurisdiction of such a court. This letter supersedes all prior understandings, whether written or oral, relating to the terms of your employment.

19.

This offer is contingent upon satisfactory completion of our employment process, including a standard credit and criminal background check. The necessary authorization form for this process will be sent to you under separate cover, with instructions.

20.

In the event that it shall be determined that any payments or benefits pursuant to this letter, when aggregated with any other right, payment or benefit to or for you under all other agreements or benefit plans of the Company or its affiliates, in each case as a result of or in connection with a “change in ownership or control,” within the meaning of Treasury Regulations Section 1.280G-1 (together, the “Payments”), would not be deductible in whole or part by the Company or the person making such payment or distribution or providing such right or benefit as a result of Section 280G of the Code, then the Payments shall be reduced solely to the extent necessary to make the Payments deductible to the maximum extent possible (but only to such extent and after taking into account any reduction in the Payments relating to Section 280G of the Code under any other plan, arrangement or agreement); provided, however, that the foregoing shall not apply to reduce the Payments if the Payments that would otherwise be nondeductible under Section 280G of the Code are disclosed to and approved by the Company’s stockholders in accordance with Section 280G(b)(5)(B) of the Code and the related regulations. For purposes of determining whether any of the Payments would not be deductible as a result of Section 280G of the Code and the amount of such disallowed deduction, all Payments will be treated as “parachute payments” within the meaning of Section 280G of the Code, and all “parachute payments” in excess of the “base amount” (as defined under Section 280G(b)(3) of the Code) shall be treated as nondeductible, unless and except to the extent that in the opinion of a nationally recognized accounting firm selected by the Company (the “Accountants”), such Payments (in whole or in part) either do not constitute “parachute payments,” including by reason of Section 280G(b)(4) of the Code, or are otherwise not subject to disallowance as a deduction. All determinations required to be made under this paragraph, including whether and which of the Payments are required to be reduced, the amount of such reduction and the assumptions to be utilized in arriving at such determination, shall be made by the Accountants.

21.

Notwithstanding anything in this letter to the contrary, no amount deemed deferred compensation subject to Section 409A of the Code and the regulations and guidance promulgated thereunder (collectively, “Section 409A”) shall be payable pursuant to this letter unless your termination of employment constitutes a “separation from service” with the Company within the meaning of Section 409A (a “Separation from Service”). Notwithstanding anything in this letter to the contrary, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Section 409A, to the extent delayed commencement of any portion of the benefits to which you are entitled under this letter is required in order to avoid a prohibited distribution under Section 409A, such portion of your benefits shall not be provided to you prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of your Separation from Service with the Company or (ii) the date of your death. Upon the first business day following the expiration of the applicable Section 409A period, all payments deferred pursuant to the preceding sentence will be paid in a lump-sum to you (or your estate or beneficiaries), and any remaining payments due to you under this letter shall be paid as otherwise provided herein. For purposes of Section 409A, your right to receive any installment payments under this letter will be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment. To the extent that any payments or reimbursements provided to you under this letter are subject to Section 409A, such amounts shall be paid or reimbursed to you not later than December 31 of the year following the year in which the expense was incurred. The amount of any reimbursements in one year shall not affect the amount of reimbursements in any other year, and your right to such payments or reimbursement shall not be subject to liquidation or exchange for any other benefit. You acknowledge and agree that it is your sole responsibility to timely substantiate any such expenses in order to ensure timely payment in accordance with the foregoing and the applicable requirements of Section 409A. Except as otherwise permitted under Section 409A, no payment hereunder shall be accelerated or deferred unless such acceleration or deferral would not result in additional tax or interest pursuant to Section 409A.

If you find the terms of this offer acceptable, please sign and return a copy of this letter, as well as the Employee Proprietary Information and Inventions Assignment Agreement attached hereto as Exhibit B.

I am excited to have you join the VOR team, and I very much look forward to working together to build VOR into a world-class biotechnology company.

Sincerely,

VOR Biopharma Inc.

By:	/s/ Robert Ang
Name:	Robert Ang
Title:	President and Chief
Executive Officer

The foregoing correctly sets forth the terms of my at-will employment with the Company. I am not relying on any representations other than those set forth above.

/s/ Sadik Kassim	8/13/2019
Sadik Kassim	Date

EXHIBIT A

Definitions

“Cause” means: (i) your commission of an act of embezzlement, fraud, theft or misappropriation of assets or property (tangible or intangible) of the Company or its affiliates; (ii) your gross misconduct or gross negligence in the performance of your duties or obligations hereunder, (iii) the Board’s good faith determination that you have failed or refused to (A) follow policies or the lawful directives established by the Board or (B) perform your duties or obligations hereunder (other than any such failure or refusal resulting from your physical or mental incapacity), in each case after a written notice of such failure or refusal and your inability to cure such failure or refusal to the reasonable satisfaction of the Board following a thirty (30) day opportunity to cure, (iv) your conviction or indictment for, or entry of a pleading of guilty or no contest to, a felony or any crime involving moral turpitude or (v) your material breach of any material agreement with the Company or its affiliates, including this offer letter or your Employee Proprietary Information and Inventions Assignment Agreement.

Your resignation for “Good Reason” means your resignation within ninety (90) days after any of the following events, unless you consent in writing to the applicable event: (i) a material reduction in your annual base salary, other than a reduction that is implemented in connection with a contemporaneous and proportionate reduction in annual base salaries affecting other senior executives of the Company, (ii) a material diminution of your titles or duties, other than in connection with a corporate transaction where you continue to hold your position (as determined immediately prior to the corporate transaction) with respect to the Company’s business, substantially as such business exists prior to the date of consummation of such corporate transaction, but do not hold such position with respect to the successor corporation, or (iii) the relocation by the Company of your primary place of employment to a location more than thirty (30) miles from the Boston, Massachusetts metropolitan area. Notwithstanding the foregoing, no Good Reason will have occurred unless and until (a) you have provided the Company, within thirty (30) days of your knowledge of the occurrence of the facts and circumstances underlying the Good Reason event, written notice stating with reasonable specificity the applicable facts and circumstances underlying such finding of Good Reason; (b) you have provided the Company with an opportunity to cure the same within thirty (30) days after the receipt of such notice and (c) the Company has failed to cure the same within such thirty (30) day period.

EXHIBIT B

Employee Proprietary Information and Inventions Assignment Agreement